UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Michael Baker Corporation

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number)

Thomas J. Campbell
c/o DC Capital Partners, LLC
11 Canal Center Plaza, Suite 350
Alexandria, VA 22314
(202) 737-5220

with a copy to:

Kevin J. Lavin

J. Matthew Owens

Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C.  20004

(202) 942-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057149106	Page 2

1	NAMES OF REPORTING PERSONS
Thomas J. Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
498,121
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
498,121
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.18%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 057149106	Page 3

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the common stock, par value $1.00 per share (the “Shares”) of Michael Baker Corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 18, 2012 and the amendments filed with the SEC on December 19, 2012, February 7, 2013 and August 2, 2013 (collectively, the “Schedule 13D”), on behalf of the Reporting Person (as defined below), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended solely to incorporate by reference the correct version of the Agreement and Plan of Merger, which is filed as Exhibit 4 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended solely to file a copy of the Agreement and Plan of Merger that corrects an error in Section 9.03(d). Specifically, the reference to “within 15 Business Days of the date hereof” has been corrected by substitution of the phrase “by August 30, 2013” to conform to the date regarding commencement of the tender offer set forth in Section 1.01(a).

Exhibit	Document

4*	Agreement and Plan of Merger by and among Integrated Mission Solutions, LLC, Project Steel Merger Sub, Inc. and Michael Baker Corporation, dated July 29, 2013

*Certain schedules and exhibits to this agreement, with the exception of Schedule 3.01, have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2013

/s/ Thomas J. Campbell*
Thomas J. Campbell

*By Kevin J. Lavin, attorney-in-fact

Exhibit Index

Exhibit	Document

4*	Agreement and Plan of Merger by and among Integrated Mission Solutions, LLC, Project Steel Merger Sub, Inc. and Michael Baker Corporation, dated July 29, 2013

*Certain schedules and exhibits to this agreement, with the exception of Schedule 3.01, have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.